FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                             HANG SENG BANK LIMITED
                       2006 INTERIM RESULTS - HIGHLIGHTS

   -Operating profit excluding loan impairment charges and other credit risk provisions up 7.6 per cent to HK$6,387 million (HK$5,934 million for the first half of 2005).

   -Operating profit up 12.8 per cent to HK$6,353 million (HK$5,632 million for the first half of 2005).

   -Pre-tax profit up 6.4 per cent to HK$7,513 million (HK$7,062 million for the first half of 2005).

   -Attributable profit up 2.4 per cent to HK$6,190 million (HK$6,045 million for the first half of 2005).

   -Return on average shareholders' funds of 29.0 per cent (29.7 per cent for the first half of 2005).

   -Assets up 8.2 per cent to HK$628.3 billion (HK$580.8 billion at 31
    December 2005).

   -Earnings per share up 2.5 per cent to HK$3.24 (HK$3.16 per share for the first half of 2005).

   -Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2006 (HK$2.20 per share for the first half of 2005).

   -Total capital ratio of 14.2 per cent (12.8 per cent at 31 December
    2005); tier 1 capital ratio of 11.0 per cent (10.4 per cent at 31 December
    2005).

   -Cost efficiency ratio of 26.8 per cent (26.7 per cent for the first half of 2005).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Comment by Michael Smith, Chairman

"Hang Seng made solid progress in the first half of 2006, supported by a buoyant local economy. Steps to expand and diversify our customer base led to increases in total deposits and loan balances. Together with the effects of rising interest rates, these increases underpinned growth in net interest income.

"We expanded our wealth management and commercial banking businesses, with good growth in investment services and insurance, trading profit and trade finance.

"Operating profit excluding loan impairment charges and other credit risk provisions was HK$6,387 million, an increase of HK$453 million, or 7.6 per cent, compared with the first half of 2005. Operating profit was up 12.8 per cent at HK$6,353 million, reflecting the 18.1 per cent growth in total operating income and the 88.7 per cent reduction in loan impairment charges. Investment in business expansion saw operating expenses rise by 8.4 per cent to HK$2,338 million.

"Attributable profit after taxation and minority interests was HK$6,190 million, an increase of 2.4 per cent compared with the same period last year, which benefited from a large property revaluation surplus.

"Personal Financial Services' operating profit excluding loan impairment charges rose by 7.0 per cent to HK$3,960 million, reflecting a 23.9 per cent increase in wealth management income to HK$2,211 million, which was driven by strong growth in our securities, life insurance and private banking businesses.

"Further efforts to deepen relationships with customers saw Commercial Banking's operating profit excluding loan impairment charges increase by 21.8 per cent to HK$933 million. Total loans were up 9.9 per cent compared with the end of 2005, supported by good growth in commercial loans and trade finance. Net fees and commissions were up 21.2 per cent.

"Corporate Banking's operating profit excluding loan impairment charges fell by
8.2 per cent to HK$257 million as high levels of liquidity and market competition among lenders continued to exert downward pressure on pricing.

"Rising interest rates further compressed spreads on treasury balance sheet management portfolios. This outweighed the encouraging 201.6 per cent growth in net trading income with Treasury recording a 39.0 per cent decline in operating profit excluding loan impairment charges to HK$444 million.

"We moved forward with our strategy to grow our mainland China business. We invested in our customer services by hiring around 100 new staff. We also opened a new Shanghai sub-branch, bringing our total number of outlets to 13. Mainland lending and deposits rose by 21.7 per cent and 11.2 per cent respectively. Profit from our investment in Industrial Bank was up 10.0 per cent at HK$209 million.

"The outlook for the rest of the year remains broadly positive with interest rate trends likely to have the greatest influence on economic performance. Sustained strong growth on the Mainland should continue to benefit Hong Kong's exports and re-exports, although a slight decline in trade activity is likely. Higher interest rates may restrain domestic demand slightly, particularly in the property sector, but consumption will be supported by improvement in the labour market.

"Competition in the banking sector will remain keen. We will further build our capabilities in areas such as wealth management, small and medium-sized enterprise services and consumer lending that offer good growth prospects. We will continue to expand our mainland business and invest in our staff, brand and delivery channels."

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') reported an unaudited profit attributable to shareholders of HK$6,190 million for the first half of 2006, an increase of 2.4 per cent over the first half of 2005. Earnings per share were up 2.5 per cent to HK$3.24. Compared with the second half of 2005, attributable profit rose by 16.9 per cent.

Operating income

Total operating income rose by HK$1,897 million, or 18.1 per cent, to HK$12,396 million. This reflects encouraging growth in net interest income, trading profit and investment services and insurance income, underpinned by the good economic environment and the buoyant investment market.

Net interest income rose by HK$1,111 million, or 21.1 per cent, over the first half of 2005, excluding HK$847 million in net interest expenses on the trading and fair value portfolios. Including these portfolios, net interest income rose by HK$196 million, or 3.7 per cent. The spreads on Best Lending Rate ('BLR') -based loans improved, benefiting from a wider BLR/HIBOR gap. The rise in market interest rates enhanced the deposit spreads and the contribution from net free funds. These outweighed the further compression of treasury balance sheet management portfolio yields and the continuing pressure on mortgage pricing and corporate loan margins. Average interest earning assets (excluding the trading and fair value portfolios) grew by 8.7 per cent and net interest margin improved by 24 basis points to 2.37 per cent.

Securities broking and related services and private banking investment services benefited from the buoyant equities market, reporting growth in fees and commissions of 88.4 per cent and 68.4 per cent respectively. These increases, together with the growth in card services income, contributed significantly to the rise of HK$205 million, or 13.0 per cent, in net fees and commissions.

Net trading income comprises trading profits of HK$659 million, which rose by
69.4 per cent over the same period last year. Foreign exchange income rose by
120.2 per cent, attributable to improvement in trading results, increased customer flows and spreads earned on foreign exchange linked structured products. After deducting HK$879 million in net interest expenses, which rose significantly due to the growth in structured deposits classified as trading liabilities, a net trading loss of HK$220 million was reported.

Net earned insurance premiums increased by HK$1,226 million, or 44.9 per cent, compared with the first half of 2005, reflecting strong growth in life insurance business. Riding on the successful launch of the Monthly Income Retirement Plan, Hang Seng Life Limited continued to gain market share in terms of new annualised premiums. The investment return on the life insurance funds, reported under net income from financial instruments designated at fair value, also improved under the favourable investment environment.

Net operating income before loan impairment charges and other credit provisions increased by HK$635 million, or 7.8 per cent.

Operating expenses rose by HK$182 million, or 8.4 per cent, to HK$2,338 million, mainly due to salary increases and costs associated with hiring new staff for business expansion.

Operating profit

Operating profit excluding loan impairment charges rose by HK$453 million, or
7.6 per cent, compared with the first half of 2005. Taking into account the substantial reduction of 88.7 per cent in loan impairment charges to HK$34 million, operating profit recorded strong growth of HK$721 million, or 12.8 per cent, to reach HK$6,353 million. Compared with the second half of 2005, operating profit excluding loan impairment charges rose by 11.0 per cent and operating profit increased by 16.9 per cent.

Attributable profit

Pre-tax profit was HK$7,513 million, an increase of 6.4 per cent over the same period last year. This figure takes into account profit on disposal of fixed assets and financial investments (up 64.9 per cent), net surplus on property revaluation (down 63.7 per cent) and share of profits from associates (up 30.7 per cent). Attributable profit after taxation and minority interests rose by HK$145 million, or 2.4 per cent, to HK$6,190 million. Compared with the second half of 2005, pre-tax profit and attributable profit rose by 19.3 per cent and
16.9 per cent respectively.

Balance sheet and key ratios

Total assets grew by HK$47.5 billion, or 8.2 per cent, during the first half of 2006 to HK$628.3 billion. This was driven by the encouraging growth of 5.4 per cent in customer deposits and certificates of deposit and other instruments in issue and a 22.2 per cent rise in life insurance funds. Customer advances rose by 2.2 per cent. In line with the bank's strategy to diversify its loan portfolio, good growth was recorded in trade finance, commercial banking advances, mortgages and personal loans, outweighing declines in mortgages under the suspended Government Home Ownership Scheme ('GHOS') and lending to large corporations. The increase in customer deposits also funded the growth in interbank placing and money market instruments. At 30 June 2006, the advances-to-deposits ratio was 52.8 per cent, compared with 54.4 per cent at the end of 2005.

Shareholders' funds (excluding proposed dividends) rose by HK$2,677 million, or
6.9 per cent, to HK$41,615 million at 30 June 2006. This reflects the HK$2,575 million growth in retained profits, including the realisation of property revaluation reserves on properties disposed of during the first half of this year.

The return on average total assets was 2.1 per cent, compared with 2.2 per cent in the first half of 2005. The return on average shareholders' funds was 29.0 per cent (29.7 per cent in the first half of 2005).

The total capital ratio strengthened to 14.2 per cent at 30 June 2006, up from
12.8 per cent at the end of 2005. The tier 1 ratio rose from 10.4 per cent to
11.0 per cent. The growth in capital base reflects the increase in retained profits, which included the realisation of property revaluation reserves on properties disposed of during the period, and a US$450 million subordinated notes issue.

The bank maintained a strong liquidity position. The average liquidity ratio for the first half of 2006 was 50.9 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with an average liquidity ratio of 43.6 per cent for the same period last year.

The cost efficiency ratio for the first half of 2006 was 26.8 per cent, compared with 26.7 per cent for the same period in 2005.

Dividends

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on 31 August 2006 to shareholders on the register of shareholders as of 23 August 2006. Together with the first interim dividend of HK$1.10 per share, the total distribution for the first half of 2006 will amount to HK$2.20 per share, the same as that in the first half of 2005.


Customer group performance


                      Personal                                                               Inter-
                     Financial    Commercial     Corporate                                  segment
Figures in HK$m       Services       Banking       Banking      Treasury        Other   elimination        Total

Half-year ended
30Jun06

Net interest income      3,543           920           293           175          563           881        6,375
Net fee income           1,334           394            40           (13)          27             -        1,782
Net trading income         252            70             4           368            -          (914)        (220)
Net income from
  financial instruments
  designated at fair
  value                     50             -             -            (1)           -            33           82
Dividend income              3             -             -             -           28             -           31
Net earned insurance
  premiums               3,872            81             1             -            -             -        3,954
Other operating income     273            15             -             -          104             -          392
Inter-segment income         -             -             -             -          191          (191)           -
Total operating income   9,327         1,480           338           529          913          (191)      12,396
Net insurance claims
  incurred and
  movement in
  policyholder
  liabilities           (3,641)          (30)            -             -            -             -       (3,671)
Net operating income
  before loan
  impairment (charges)/
  releases and other
  credit risk
  provisions             5,686         1,450           338           529          913          (191)       8,725
Loan impairment
  (charges)/ releases
  and other credit
  risk provisions          (74)           26            14             -            -             -          (34)
Net operating income     5,612         1,476           352           529          913          (191)       8,691
Total operating
  expenses^             (1,561)         (498)          (78)          (81)        (120)            -       (2,338)
Inter-segment expenses    (165)          (19)           (3)           (4)           -           191            -
Operating profit         3,886           959           271           444          793             -        6,353
Profit on disposal of
  fixed assets and
  financial investments      -             -             -             -          574             -          574
Net surplus on property
  revaluation                -             -             -             -          318             -          318
Share of profits from
  associates                11           137             -            62           58             -          268
Profit before tax        3,897         1,096           271           506        1,743             -        7,513
Share of pre-tax
  profit                  51.9%         14.6%          3.6%          6.7%        23.2%            -        100.0%

Operating profit
  excluding inter-
  segment
  transactions           4,051           978           274           448          602             -        6,353

Operating profit
  excluding loan
  impairment (charges)
  /releases and other
  credit risk
  provisions             3,960           933           257           444          793             -        6,387

^ Depreciation/
    amortisation
    included in total
    operating expenses     (51)           (4)           (2)           (1)         (96)            -         (154)

At 30Jun06

Total assets           160,551        59,758        72,230       305,126       30,624             -      628,289
Total liabilities      399,620        71,670        39,398        48,950       23,653             -      583,291
Investments in
  associates               131         1,649             -           745          742             -        3,267
Capital expenditure
  incurred during
  the period                69            10             3             3           57             -          142

                     Personal                                                               Inter-
                    Financial    Commercial     Corporate                                  segment
Figures in HK$m      Services       Banking       Banking      Treasury        Other   elimination        Total

Half-year ended
30Jun05

Net interest income     3,363           734           302           686          257           (78)       5,264
Net fee income          1,196           325            39           (11)          28             -        1,577
Net trading income        173            60             3           122            -            75          433
Net income from
  financial
  instruments
  designated at
  fair value               31             -             -            14            2             3           50
Dividend income             3             1             -             -           33             -           37
Net earned insurance
  premiums              2,619           109             -             -            -             -        2,728
Other operating
  income                  293            13             2             -          102             -          410
Inter-segment income        -             -             -             -          154          (154)           -
Total operating
  income                7,678         1,242           346           811          576          (154)      10,499
Net insurance claims
  incurred and
  movement in
  policyholder
  liabilities          (2,387)          (22)            -             -            -             -       (2,409)
Net operating income
  before loan
  impairment (charges)/
  releases and other
  credit risk
  provisions            5,291         1,220           346           811          576          (154)       8,090
Loan impairment
  (charges)/ releases
  and other credit
  risk provisions         260          (453)         (109)            -            -             -         (302)
Net operating income    5,551           767           237           811          576          (154)       7,788
Total operating
  expenses^            (1,468)         (429)          (63)          (80)        (116)            -       (2,156)
Inter-segment
  expenses               (123)          (25)           (3)           (3)           -           154            -
Operating profit        3,960           313           171           728          460             -        5,632
Profit on disposal
  of fixed assets
  and financial
  investments               -             -             -             -          348             -          348
Net surplus on
  property
  revaluation               -             -             -             -          877             -          877
Share of profits
  from
  associates               10           124             -            56           15             -          205
Profit before tax       3,970           437           171           784        1,700             -        7,062
Share of pre-tax
  profit                 56.2%          6.2%          2.4%         11.1%        24.1%            -        100.0%

Operating profit
  excluding inter-
  segment
  transactions          4,083           338           174           731          306             -        5,632

Operating profit
  excluding loan
  impairment (charges)/
  releases and other
  credit risk
  provisions            3,700           766           280           728          460             -        5,934

^ Depreciation/
    amortisation
    included in
    total operating
    expenses              (50)           (9)           (1)           (1)         (78)            -         (139)

At 30Jun05

Total assets          146,398        54,865        80,182       267,687       23,101             -      572,233
Total liabilities     353,402        75,517        29,628        61,214       10,041             -      529,802
Investments in
  associates               96         1,210             -           546          597             -        2,449
Capital expenditure
  incurred during
  the period               63            13             5             1           15             -           97

                     Personal                                                               Inter-
                    Financial    Commercial     Corporate                                  segment
Figures in HK$m      Services       Banking       Banking      Treasury        Other   elimination        Total

Half-year ended
31Dec05

Net interest income     3,737           853           310           172          257           475        5,804
Net fee income            905           341            40           (10)          21             -        1,297
Net trading income        194            74             3           381            -          (506)         146
Net income from
  financial
  instruments
  designated at fair
  value                   (64)            -             -            (9)          (6)           31          (48)
Dividend income             2             4             -             -           17             -           23
Net earned insurance
  premiums              5,023           114             -             -            -             -        5,137
Other operating
  income                  269            12             2             -          105             -          388
Inter-segment income        -             -             -             -          154          (154)           -
Total operating
  income               10,066         1,398           355           534          548          (154)      12,747
Net insurance claims
  incurred and
  movement in
  policyholder
  liabilities          (4,577)          (28)            -             -            -             -       (4,605)
Net operating income
  before loan
  impairment (charges)/
  releases and other
  credit risk
  provisions            5,489         1,370           355           534          548          (154)       8,142
Loan impairment
  (charges)/ releases
  and other credit
  risk provisions         (28)         (350)           62             -            -             -         (316)
Net operating income    5,461         1,020           417           534          548          (154)       7,826
Total operating
  expenses^            (1,618)         (474)          (79)          (77)        (142)            -       (2,390)
Inter-segment
  expenses               (135)          (15)           (2)           (2)           -           154            -
Operating profit        3,708           531           336           455          406             -        5,436
Profit on disposal
  of fixed assets
  and financial
  investments               -             -             -          (217)         346             -          129
Net surplus on
  property
  revaluation               -             -             -             -          436             -          436
Share of profits from
  associates                8           110             -            50          127             -          295
Profit before tax       3,716           641           336           288        1,315             -        6,296
Share of pre-tax
  profit                 59.0%         10.2%          5.3%          4.6%        20.9%            -        100.0%

Operating profit
  excluding inter-
  segment
  transactions          3,843           546           338           457          252             -        5,436

Operating profit
  excluding loan
  impairment (charges)/
  releases and other
  credit risk
  provisions            3,736           881           274           455          406             -        5,752

^ Depreciation/
    amortisation
    included in
    total operating
    expenses              (53)           (4)           (2)           (1)         (90)            -         (150)

At 31Dec05

Total assets          152,086        54,319        77,514       266,645       30,256             -      580,820
Total liabilities     372,941        77,249        31,672        33,541       21,687             -      537,090
Investments in
  associates              116         1,454             -           657          702             -        2,929
Capital expenditure
  incurred during
  the period               44             7             2             1           80             -          134


Personal Financial Services ('PFS') reported an operating profit excluding loan impairment charges of HK$3,960 million, an increase of 7.0 per cent over the first half of 2005, driven by the encouraging growth of investment services and insurance businesses. Net interest income rose by 5.4 per cent. The spread of BLR-based lending benefited from a wider BLR/HIBOR spread despite continued pressure on mortgage pricing. While average customer deposits recorded encouraging growth of 9.1 per cent over the same period last year, there has been a significant shift of Hong Kong dollar savings to time deposits, thus lifting the overall funding cost for PFS. Fees and commissions recorded strong growth of 11.5 per cent, contributed by securities broking and related services, private banking and card services. The launch of more diversified structured investment and deposit products boosted net trading income, which grew by 45.7 per cent. Life insurance maintained its strong growth momentum and reported a
28.4 per cent rise in income. At the pre-tax profit level, PFS recorded a fall of 1.8 per cent compared with the same period last year which benefited from large releases in loan impairment allowances for mortgages and personal loans.

Wealth management remained the growth driver of PFS's performance. PFS offers a highly diversified range of investment services and products through a wide distribution network and an efficient and convenient e-banking platform. PFS's Investment Supermart offers over 400 investment funds. Benefiting from the buoyant stock market, income from securities broking and related services rose by 83.5 per cent and trading volume grew 101.3 per cent. Securities broking expanded its customer base and gained market share through promotional campaigns and special offers to acquire new customers and encourage active trading. Equity funds and high-yield fixed income funds built on the previous success of capital guaranteed funds and achieved record sales. Various structured investment and deposit products were developed to capture movements in the equity, foreign exchange and commodity markets to enhance investment returns for customers. Private banking further strengthened its relationship management and advisory team, and continued to deliver outstanding performance, with 42.1 per cent growth in total operating income.

PFS achieved 4.1 per cent growth in customer advances and further diversified its loan portfolio. During the first half of 2006, residential property prices remained stable but market activity slowed down. With the widening of the BLR/ HIBOR gap, major market players started to launch price promotion campaigns to compete for market share. The bank achieved growth of 1.8 per cent in loan balances and gained market share by offering a diverse range of products, adopting a flexible pricing strategy and launching joint offers with developers. Personal loans grew by 16.8 per cent following the introduction of new loan products and the streamlining of credit approval procedures. Credit card advances fell by 1.9 per cent over the previous year-end due to the repayment of tax bill payment balances, but recorded a growth of 15.2 per cent year-on-year. Cards in issue reached 1.32 million, a rise of 3.6 per cent over the end of 2005, the result of continuous acquisition efforts and the launch of VISA Infinite, an invitation-only credit card for prestigious customers, and alpha card, a debit card for young people. Boosted by the Cash Dollar Reward loyalty scheme and joint campaigns with selected merchants, card spending rose by 9.2 per cent, compared with the same period last year.

PFS's strategy in mainland China is to focus on providing wealth management services to the higher end segment. Initiatives in the first half of 2006 include the launch of a series of market-linked structured deposit products, which were well received by customers. The bank's mainland business strategy is being implemented through a growing branch and sub-branch network in major cities in the Pearl River Delta and the Yangtze River Delta.

Commercial Banking ('CMB') achieved an encouraging rise of 21.8 per cent in operating profit excluding loan impairment charges, driven by strong growth in trade finance and other advances and the development of corporate wealth management business. Taking into account the release in loan impairment allowances, pre-tax profit reported an increase of 150.8 per cent over the first half of 2005.

Net interest income reported strong growth of 25.3 per cent, attributable to a
9.9 per cent increase in customer advances, with strong growth of 17.8 per cent recorded for trade finance. The widening of the BLR/HIBOR gap also enhanced the interest spread of BLR-based lending, including mortgages, trade advances and SME loans. The spread on current account deposits also benefited from the rise in Hong Kong dollar interest rates. As a key initiative to expand non-fund income, CMB established a corporate wealth management team to look after the investment and treasury needs of commercial banking customers. Payment and cash management also saw solid growth. These resulted in 21.2 per cent growth in net fees and commissions and an increase of 16.7 per cent in net trading income.

CMB also continued to strengthen its relationships with middle-market enterprises ('MME'). Later this year, the bank will become the first foreign bank to establish a branch in Dongguan, China, putting CMB in a good position to serve the Hong Kong and mainland financing needs of the large number of MME customers that have business operations in this region.

To further enhance SME services, customer-focused solutions for specific industries were developed. During the first half of 2006, two new business banking centres were opened and the Business Partner Direct 24-hour manned hotline service was launched.

Following further expansion of the bank's mainland network to a total of 13 outlets, CMB business on the Mainland reported strong growth of 53.2 per cent in customer advances and expanded its trade services operations.

Corporate Banking ('CIB') reported an operating profit excluding loan impairment charges of HK$257 million, a fall of 8.2 per cent compared with the first half of 2005. Pre-tax profit, however, rose by 58.5 per cent to HK$271 million, with a HK$14 million release in loan impairment allowances in the current period, compared with a charge of HK$109 million in the same period last year.

Ample market liquidity and intense competition further drove down corporate lending margins. In line with CIB's strategy to diversify away from low margin lending, large corporate loans recorded a decline of 6.6 per cent for the first half of 2006. Total operating income was on par with the same period in 2005, as the small decline in net interest income was offset by an increase in net fee income.

CIB has been active in financing the mainland China projects of Hong Kong-based corporate customers and continued to expand its corporate customer base on the Mainland.

Treasury's ('TRY') pre-tax profit was down by HK$278 million, or 35.5 per cent, to HK$506 million. TRY made substantial efforts to grow its net trading income, resulting in an increase of HK$246 million, or 201.6 per cent. This was achieved by enhancing proprietary trading capabilities, expanding corporate treasury services and further developing structured products for PFS and CMB customers. This partially made up for the HK$511 million, or 74.5 per cent, fall in balance sheet management and money market revenues as the portfolio yields were further compressed by the continued rise in interest rates. With the lack of yield enhancement opportunities under the flat yield curves environment, TRY is taking a defensive balance sheet management position.

TRY expanded its operations on the Mainland using Shanghai as a hub to manage the funding needs of all mainland branches and to structure investment products for the mainland market.

Contents

The financial information in this news release is based on the unaudited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') for the six months ended 30 June 2006.


......Highlights of Results
......Chairman's Comment
......Results Summary
......Customer Group Performance
......Contents
......Consolidated Income Statement
......Consolidated Balance Sheet
......Consolidated Statement of Changes in Equity
......Economic Profit
......Consolidated Cash Flow Statement
......Financial Review
...........Net interest income
...........Net fee income
...........Net trading income
...........Net income from financial instruments designated at fair value
...........Other operating income
...........Analysis of income from wealth management businesses
...........Loan impairment charges and other credit risk provisions
...........Operating expenses
...........Profit on disposal of fixed assets and financial investments
...........Tax expenses
...........Earnings per share
...........Dividends per share
...........Segmental analysis
...........Analysis of assets and liabilities by remaining maturity
...........Cash and balances with banks and other financial institutions
...........Placings with and advances to banks and other financial institutions
...........Trading assets
...........Financial assets designated at fair value
...........Advances to customers
...........Loan impairment allowances against advances to customers
...........Impaired advances and allowances
...........Overdue advances
...........Rescheduled advances
...........Segmental analysis of advances to customers by geographical area
...........Gross advances to customers by industry sector
...........Financial investments
...........Amounts due from/to immediate holding company and fellow subsidiary companies
...........Investments in associates
...........Intangible assets
...........Other assets
...........Current, savings and other deposit accounts
...........Certificates of deposit and other debt securities in issue
...........Trading liabilities
...........Other liabilities
...........Subordinated liabilities
...........Shareholders' funds
...........Capital resources management
...........Liquidity ratio
...........Reconciliation of cash flow statement
...........Contingent liabilities, commitments and derivatives
...........Cross-border claims
...........Accounting policies
...........Statement of compliance
...........Statutory accounts
...........Comparative figures
...........Property revaluation
...........Market risk
...........Foreign currency positions
...........Ultimate holding company
...........Register of shareholders
...........Proposed timetable for the remaining 2006 quarterly dividends
...........News release



                                  Half-year       Half-year       Half-year
                                      ended           ended           ended
Figures in HK$m                     30Jun06         30Jun05         31Dec05

Interest income                      13,334           7,900          11,129
Interest expense                     (6,959)         (2,636)         (5,325)
Net interest income                   6,375           5,264           5,804
Fee income                            2,078           1,792           1,602
Fee expense                            (296)           (215)           (305)
Net fee income                        1,782           1,577           1,297
Trading income excluding net
  interest expense                      659             389             496
Net interest (expense)/income
  on trading activities                (879)             44            (350)
Net trading income                     (220)            433             146
Net income from financial
  instruments designated at
  fair value                             82              50             (48)
Dividend income                          31              37              23
Net earned insurance premiums         3,954           2,728           5,137
Other operating income                  392             410             388
Total operating income               12,396          10,499          12,747
Net insurance claims incurred
  and movement in policyholder
  liabilities                        (3,671)         (2,409)         (4,605)
Net operating income before
  loan impairment charges and
  other credit risk provisions        8,725           8,090           8,142
Loan impairment charges and
  other credit risk provisions          (34)           (302)           (316)
Net operating income                  8,691           7,788           7,826
Employee compensation and
  benefits                           (1,277)         (1,125)         (1,156)
General and administrative
  expenses                             (907)           (892)         (1,084)
Depreciation of premises,
  plant and equipment                  (150)           (135)           (145)
Amortisation of intangible
  assets                                 (4)             (4)             (5)
Total operating expenses             (2,338)         (2,156)         (2,390)
Operating profit                      6,353           5,632           5,436
Profit on disposal of fixed
  assets and financial investments      574             348             129
Net surplus on property
  revaluation                           318             877             436
Share of profits from
  associates                            268             205             295
Profit before tax                     7,513           7,062           6,296
Tax expenses                         (1,202)           (924)           (871)
Profit for the period                 6,311           6,138           5,425
Profit attributable to
  minority interests                   (121)            (93)           (128)
Profit attributable to
  shareholders                        6,190           6,045           5,297

Dividends                             4,206           4,206           5,736

Figures in HK$
Earnings per share                     3.24            3.16            2.77
Dividends per share                    2.20            2.20            3.00


                                            At           At           At
Figures in HK$m                        30Jun06      30Jun05      31Dec05

Assets
Cash and balances with banks and
  other financial institutions          13,763        7,816        9,201
Placings with and advances to banks
  and other financial institutions      82,563       65,982       69,286
Trading assets                          14,543       13,812       12,600
Financial assets designated at fair
  value                                  6,429        3,743        6,027
Derivative financial instruments         2,161        1,552        1,715
Advances to customers                  266,505      260,512      260,680
Financial investments                  211,955      192,951      189,904
Investments in associates                3,267        2,449        2,929
Investment properties                    3,161        3,913        4,273
Premises, plant and equipment            6,553        6,559        6,750
Interest in leasehold land held for
  own use under operating lease            587          601          594
Intangible assets                        1,857        1,426        1,636
Other assets                            14,945       10,917       15,225
                                       628,289      572,233      580,820

Liabilities
Current, savings and other deposit
  accounts                             448,097      430,395      430,995
Deposits from banks                     22,131       34,753       12,043
Trading liabilities                     61,630       24,358       45,804
Financial liabilities designated at
  fair value                               950          995          967
Derivative financial instruments         2,256        1,857        1,792
Certificates of deposit and other
  debt securities in issue               8,312       11,158       10,023
Other liabilities                       10,821       10,380       14,138
Liabilities to customers under
  investment contracts                     544          542          561
Liabilities to customers under
  insurance contracts                   18,877       11,558       15,335
Deferred tax and current tax
  liabilities                            2,668        2,310        1,921
Subordinated liabilities                 7,005        1,496        3,511
                                       583,291      529,802      537,090

Capital resources
Minority interests                       1,280          931        1,159
Share capital                            9,559        9,559        9,559
Retained profits                        28,627       26,222       26,052
Other reserves                           3,429        3,616        3,327
Proposed dividends                       2,103        2,103        3,633
Shareholders' funds                     43,718       41,500       42,571
                                        44,998       42,431       43,730
                                       628,289      572,233      580,820




                                           Attributable to shareholders


                                       Share      Other   Retained    Proposed    Total    Minority    Total
Figures in HK$m                      capital   reserves    profits   dividends            interests   equity

Balance at 01Jan06                     9,559      3,327     26,052       3,633   42,571       1,159   43,730

Premises revaluation
  reserve, net of tax                      -        (21)       587           -      566           -      566
- Unrealised surplus on revaluation        -        469          -           -      469           -      469
- Depreciation charge on revaluation       -        (36)        36           -        -           -        -
- Realisation of revaluation surplus
  on disposal of premises                  -       (454)       551           -       97           -       97

Available-for-sale investments,
  net of tax                               -         54          -           -       54           -       54
- Revaluation gains taken to equity        -        175          -           -      175           -      175
- Transfer to income statement on
  disposal                                 -       (121)         -           -     (121)          -     (121)

Cash flow hedges, net of tax               -        (49)         -           -      (49)          -      (49)
- Revaluation losses taken to equity       -        (51)         -           -      (51)          -      (51)
- Transfer to income statement             -          2          -           -        2           -        2

Exchange and other movements               -        118          2           -      120           -      120

Actuarial gains on defined
  benefit plans                            -          -          2           -        2           -        2

Profit for the period                      -          -      6,190           -    6,190         121    6,311

Dividends proposed during the period       -          -     (4,206)      4,206        -           -        -

Dividends approved and declared
  during the period                        -          -          -      (5,736)  (5,736)          -   (5,736)

Balance at 30Jun06                     9,559      3,429     28,627       2,103   43,718       1,280   44,998


                                              Attributable to shareholders

                                       Share      Other   Retained    Proposed    Total    Minority    Total
Figures in HK$m                      capital   reserves    profits   dividends            interests   equity

Balance at 01Jul05                     9,559      3,616     26,222       2,103   41,500         931   42,431

Premises revaluation reserve, net
  of tax                                   -        156         81           -      237           -      237
- Unrealised surplus
  on revaluation                           -        228          -           -      228           -      228
- Depreciation charge
  revaluation                              -        (32)        32           -        -           -        -
- Realisation of revaluation
  surplus on disposal of premises          -        (40)        49           -        9           -        9

Available-for-sale investments,
  net of tax                               -       (310)         -           -     (310)          -     (310)
- Revaluation losses taken to equity       -       (146)         -           -     (146)          -     (146)
- Transfer to income statement on
  disposal                                 -       (164)         -           -     (164)          -     (164)

Cash flow hedges, net of tax               -       (227)         -           -     (227)          -     (227)
- Revaluation losses taken to equity       -       (227)         -           -     (227)          -     (227)

Exchange and other movements               -         92         21           -      113           -      113

Actuarial gains on
  defined benefit plans                    -          -        167           -      167           -      167

Increase in subsidiary's
  capital                                  -          -          -           -        -         100      100

Profit for the period                      -          -      5,297           -    5,297         128    5,425

Dividends proposed
  during the period                        -          -     (5,736)      5,736        -           -        -

Dividends approved and declared
  during the period                        -          -          -      (4,206)  (4,206)          -   (4,206)

Balance at 31Dec05                     9,559      3,327     26,052       3,633   42,571       1,159   43,730


                                              Attributable to shareholders

                                       Share      Other   Retained    Proposed    Total    Minority    Total
Figures in HK$m                      capital   reserves    profits   dividends            interests   equity

Balance at 01Jan05                     9,559      4,413     24,389       3,633   41,994         838   42,832

Premises revaluation reserve,
  net of tax                               -        609         26           -      635           -      635
- Unrealised surplus on
  revaluation                              -        635          -           -      635           -      635
- Depreciation charge on
  revaluation                              -        (26)        26           -        -           -        -

Available-for-sale
  investments, net of tax                  -     (1,165)         -           -   (1,165)          -   (1,165)
- Revaluation losses
  taken to equity                          -       (842)         -           -     (842)          -     (842)
- Transfer to
  income statement on disposal             -       (323)         -           -     (323)          -     (323)

Cash flow hedges, net of tax               -       (265)         -           -     (265)          -     (265)
- Revaluation
  losses taken to equity                   -       (265)         -           -     (265)          -     (265)

Exchange and other movements               -         24        (23)          -        1           -        1

Actuarial losses on
  defined benefit plans                    -          -         (9)          -       (9)          -       (9)

Profit for the period                      -          -      6,045           -    6,045          93    6,138

Dividends proposed during the period       -          -     (4,206)      4,206        -           -        -

Dividends approved and
  declared during the period               -          -          -      (5,736)  (5,736)          -   (5,736)

Balance at 30Jun05                     9,559      3,616     26,222       2,103   41,500         931   42,431


Economic Profit

Economic profit is calculated from post-tax profit, adjusted for any surplus/ deficit arising from property revaluation and depreciation attributable to the revaluation surplus, and takes into account the cost of capital invested by the bank's shareholders. For the first half of 2006, economic profit was HK$3,825 million, an increase of HK$557 million, or 17.0 per cent, compared with the same period last year. Post-tax profit, adjusted for the property revaluation surplus (net of deferred tax) and depreciation attributable to the revaluation, rose by HK$623 million. The cost of capital rose by HK$66 million, in line with growth in invested capital. The economic profit figure demonstrates that the bank continues to create value for its shareholders.



                                Half-year ended          Half-year ended        Half-year ended
                                        30Jun06                  30Jun05                31Dec05

                                HK$m          %        HK$m            %        HK$m          %

Average invested capital      37,485                 35,708                   36,287

Return on invested capital^    5,963       32.1       5,340         30.1       4,963       27.1
Cost of capital               (2,138)     (11.5)     (2,072)       (11.7)     (2,147)     (11.7)
Economic profit                3,825       20.6       3,268         18.4       2,816       15.4


^Return on invested capital is based on post-tax profit excluding any surplus/ deficit arising from property revaluation and depreciation attributable to the revaluation surplus.


Consolidated Cash Flow Statement (unaudited)


                                             Half-year            Half-year
                                                 ended                ended
Figures in HK$m                                30Jun06              30Jun05

Net cash inflow from operating activities       38,080               10,716

Cash flows from investing activities

Dividends received from associates                  20                   55
Purchase of available-for-sale investments     (60,007)             (37,760)
Purchase of held-to-maturity
  debt securities                                 (216)                (184)
Proceeds from sale or redemption of
  available-for-sale investments                34,844               11,816
Proceeds from sale or redemption of
  held-to-maturity debt securities                  28                   28
Purchase of fixed assets                          (143)                 (97)
Proceeds from sale of fixed assets               2,599                   94
Interest received from
  available-for-sale investments                 2,408                2,190
Dividends received from
  available-for-sale investments                    31                   35
Net cash outflow from
  investing activities                         (20,436)             (23,823)

Cash flows from financing activities
Dividends paid                                  (5,736)              (5,736)
Interest paid for subordinated
  liabilities                                     (108)                  __
Proceeds from subordinated liabilities,
  including financial liabilities
  designated at fair value                       3,495                2,492
Net cash outflow from financing activities      (2,349)              (3,244)

Increase/(decrease) in cash
  and cash equivalents                          15,295              (16,351)

Cash and cash equivalents at 01Jan              65,513               67,051
Effect of foreign exchange rate changes             54                 (235)

Cash and cash equivalents at 30Jun              80,862               50,465



Financial Review


Net interest income
                                        Half-year           Half-year           Half-year
                                            ended               ended               ended
Figures in HK$m                           30Jun06             30Jun05             31Dec05

Net interest income                         6,375               5,264               5,804
Average interest-earning assets           541,337             497,987             512,337

Net interest spread                          1.82%               1.99%               1.87%
Net interest margin                          2.37%               2.13%               2.25%


Net interest income was HK$6,375 million, an increase of HK$1,111 million, or
21.1 per cent, compared with the first half of 2005, on the basis of excluding net interest expenses of HK$847 million on the trading and fair value portfolios. Average interest-earning assets (excluding the trading and fair value portfolios) grew by 8.7 per cent and net interest margin increased by 24 basis points to 2.37 per cent. Net interest spread fell by 17 basis points to
1.82 per cent, while contribution from net free funds rose by 41 basis points to
0.55 per cent.

The non-treasury portfolios performed well due to improvement in spreads on BLR-based loans, which benefited from a wider BLR/HIBOR gap, and the widening of deposit spreads, despite continued pressure on mortgage pricing and corporate loan margins. However, the treasury balance sheet management portfolio yields were further compressed under an environment of persistently rising interest rates and flat yield curves.

Contribution from net free funds, including shareholders' funds and non-interest-bearing deposits, increased significantly following the rise in market interest rates. The exclusion of net interest expenses in the trading and fair value portfolios also contributed to the increase in contribution of net free funds.

Compared with the second half of 2005, net interest income rose by HK$571 million, or 9.8 per cent, on the basis of excluding net interest expenses in the trading and fair value portfolios for both periods (HK$847 million in the first half of this year and HK$340 million in the second half of last year). This was mainly due to the 5.7 per cent increase in average interest-earning assets and the increase in contribution from net free funds. The net interest margin rose from 2.25 per cent to 2.37 per cent.

The average yield on the residential mortgage portfolio (excluding GHOS mortgages and staff loans) was 230 basis points below BLR for the first half of 2006, compared with 223 basis points and 227 basis points below BLR for the first and second halves of 2005 respectively. Mortgage incentive payments totalled HK$44 million for the first half of 2006, compared with HK$55 million and HK$42 million for the first and second halves of 2005 respectively.

Net interest income, including net interest expenses of the trading and fair value portfolios, amounted to HK$5,528 million, a rise of HK$196 million, or 3.7 per cent, over the same period last year. Compared with the second half of 2005, net interest income on this basis rose by HK$64 million, or 1.2 per cent.


                                    Half-year         Half-year          Half-year
                                        ended             ended              ended
Figures in HK$m                       30Jun06           30Jun05            31Dec05

Net interest income as per
  income statement                      6,375             5,264              5,804
Interest income less expense
  from:
  - trading financial instruments        (879)               44               (350)
  - fair value financial instruments       32                24                 10
Total net interest income               5,528             5,332              5,464



Net fee income
                                    Half-year             Half-year           Half-year
                                        ended                 ended               ended
Figures in HK$m                       30Jun06               30Jun05             31Dec05

- Stockbroking and related services       439                   233                 260
- Retail investment products and
    funds under management                521                   575                 341
- Insurance                                59                    77                  39
- Account services                        121                   110                 115
- Private banking                         160                    95                  79
- Remittances                              75                    67                  74
- Cards                                   403                   334                 371
- Credit facilities                        52                    51                  66
- Trade services                          176                   180                 195
- Other                                    72                    70                  62
Fee income                              2,078                 1,792               1,602
Fee expense                              (296)                 (215)               (305)
                                        1,782                 1,577               1,297


Net fee income rose by HK$205 million, or 13.0 per cent. This reflects the strong growth of 88.4 per cent in securities broking and related services income, the 68.4 per cent increase in private banking investment service income and advisory fees, and the 20.7 per cent rise in card services income. Payment and cash management business also showed good progress, reporting growth in remittances and account services income of 11.9 per cent and 10.0 per cent respectively.

Compared with the second half of 2005, net fees and commissions rose by HK$485 million, or 37.4 per cent, with strong growth in income from securities broking and related services, private banking and retail investment products.


Net trading income


                                    Half-year           Half-year         Half-year
                                        ended              ended              ended
Figures in HK$m                       30Jun06            30Jun05            31Dec05

Trading profits:
- Foreign exchange                        610                277                508
- Securities, derivatives and
    other trading activities               49                112                (12)
                                          659                389                496
Net interest (expense)/income on
  trading assets and liabilities         (879)                44               (350)
                                         (220)               433                146


Trading profits reached HK$659 million, a rise of HK$270 million, or 69.4 per cent, over the first half of 2005. Foreign exchange income increased by HK$333 million, or 120.2 per cent, attributable to improved trading results and increased customer activity. The increase in spreads earned on foreign exchange option-linked deposits and other instruments offered to retail and corporate customers also contributed to trading profit growth. Securities, derivatives and other trading fell by HK$63 million, due mainly to the decrease in turnover of interest rate option-linked products as customers became more focused on equity and foreign exchange-related activities. Compared with the second half of 2005, trading profits rose by HK$163 million, or 32.9 per cent, with improvements in both foreign exchange and securities, derivatives and other trading results.

Net interest expense on trading assets and liabilities for the first half of 2006 was HK$879 million, compared with net interest income of HK$44 million for the first half of 2005, due to the significant increase in structured deposits and other instruments issued in the trading portfolio.


Net income from financial instruments designated at fair value

                                        Half-year          Half-year            Half-year
                                            ended              ended                ended
Figures in HK$m                           30Jun06            30Jun05              31Dec05

Net income/(expense)on
  assets designated at fair value
  which back insurance and
  investment contracts                         57                 31                  (56)

Net change in fair value of
  other financial assets and
  liabilities designated
  at fair value                                (7)                (5)                  (2)

Net interest income on financial
  assets and liabilities
  designated at fair value                     32                 24                   10
                                               82                 50                  (48)


Net income from financial instruments designated at fair value amounted to HK$82 million, compared with HK$50 million for the same period last year, mainly reflecting the improvement in investment returns on life insurance portfolios.


Other operating income


                                     Half-year      Half-year      Half-year
                                         ended          ended          ended
Figures in HK$m                        30Jun06        30Jun05        31Dec05

Rental income from
  investment properties                    104            100            107
Value of in-force long-term
  assurance business                       185            160            156
Other                                      103            150            125
                                           392            410            388


Analysis of income from wealth management businesses

                                     Half-year      Half-year      Half-year
                                         ended          ended          ended
Figures in HK$m                        30Jun06        30Jun05        31Dec05

Investment income:
- retail investment products
    and funds under management ^           724            711            488
- private banking                          165            103             85
- securities broking and related
    services                               439            233            260
- margin trading                            30             33             30
                                         1,358          1,080            863
Insurance income:
- life insurance
  -- underwriting including
       embedded value                      350            334            535
  -- investment income ^^                  347            209            197
- general insurance and others             156            161            109
                                           853            704            841
Total                                    2,211          1,784          1,704


^Income from retail investment products and funds under management includes income reported under net fee income on the sale of unit trust funds and third party investment products. It also includes profits generated from the issue of structured investment products, reported under net trading income.

^^Investment income from insurance funds includes income reported as net interest income and net income from financial instruments designated at fair value.

Wealth management income gained strong growth momentum in the first half of 2006, reporting rises of 23.9 per cent over the first half of 2005 and 29.8 per cent over the second half of 2005.

Investment services income rose by 25.7 per cent, benefiting from the buoyant equities market and good investment sentiment. Securities broking business grew in turnover and market share, riding on the active stock market and the success of marketing programmes and special offers to promote active trading, IPO subscriptions and the opening of securities accounts. Private banking continued to grow in customer base and business volume. Retail investment products achieved record sales, with equity, high-yield fixed income funds and market-linked instruments building on the success generated by capital-guaranteed funds in the past few years. The bank also launched new equity, foreign exchange and other market-linked investment and deposit products that were designed to capture market growth trends and meet the diverse wealth management needs of customers.

Insurance income rose by 21.2 per cent to HK$853 million. Life insurance business continued on an encouraging growth trend, reporting a 37.1 per cent increase in annualised new premiums, gaining market share and raising its market share ranking in Hong Kong to second place. The Monthly Income Retirement Plan, which provides guaranteed income after retirement with flexible premium payment term options and choice of retirement age, has been very successful in capturing a share of the large and lucrative retirement plan market.


Loan impairment charges and other credit risk provisions


                                 Half-year      Half-year      Half-year
                                     ended          ended          ended
Figures in HK$m                    30Jun06        30Jun05        31Dec05

Loan impairment (charges)/
  releases
- individually assessed                 29            (95)          (214)
- collectively assessed                (63)          (207)          (102)
                                       (34)          (302)          (316)
Of which:
- new and additional                  (165)          (666)          (404)
- releases                              97            314             37
- recoveries                            34             50             51
                                       (34)          (302)          (316)


Loan impairment charges and other credit risk provisions decreased by HK$268 million, or 88.7 per cent, to HK$34 million, reflecting benign credit conditions. There was a net release of HK$29 million on individually assessed provisions, mainly due to recoveries from certain commercial banking customers. Of the collectively assessed charges, HK$59 million was made on card and personal loan portfolios, a rise of 7.3 per cent over the same period last year. A charge of HK$4 million was made on advances not identified individually as impaired compared with a charge of HK$152 million made in the first half of 2005.


Operating expenses


                               Half-year          Half-year         Half-year
                                   ended              ended             ended
Figures in HK$m                  30Jun06            30Jun05           31Dec05

Employee compensation
  and benefits:
- salaries and
  other costs                      1,218              1,059             1,085
- retirement
  benefit costs                       59                 66                71
                                   1,277              1,125             1,156

General and administrative
  expenses:
- rental expenses                    117                 98               109
- other premises
  and equipment                      350                343               408
- other operating
  expenses                           440                451               567
                                     907                892             1,084
Depreciation of business
  premises and
  equipment                          150                135               145
Amortisation of
  intangible assets                    4                  4                 5
                                   2,338              2,156             2,390

Cost efficiency ratio               26.8%              26.7%             29.4%

Staff numbers by region^
                                At 30Jun06       At 30Jun05       At 31Dec05

Hong Kong                            7,524            7,148            7,425
Mainland and others                    521              377              420
Total                                8,045            7,525            7,845


^ Full-time equivalent

Operating expenses rose by HK$182 million, or 8.4 per cent, compared with the same period last year. Employee compensation and benefits increased by 13.5 per cent, due to the annual salary increment and the increase in number of staff. General and administrative expenses were up 1.7 per cent and depreciation charges rose by 11.1 per cent as a result of the increase in fair value of business premises.

The number of full-time equivalent staff increased by 200 compared with the previous year-end, with new staff hired to further strengthen the PFS and CMB relationship management teams and to support the expansion of the mainland China network and IT system development and enhancement.

The cost efficiency ratio for the first half of 2006 was 26.8 per cent, compared with 26.7 per cent and 29.4 per cent for the first and second halves of 2005 respectively.



Profit on disposal of fixed assets and financial investments


                                Half-year        Half-year        Half-year
                                    ended            ended            ended
Figures in HK$m                   30Jun06          30Jun05          31Dec05

Profit on disposal of
  available-for-sale
  securities                          126              328              130

Profit less loss on
  disposal of fixed
  assets                              448               20               (1)

                                      574              348              129


The profit on disposal of fixed assets and financial investments amounted to HK$574 million, an increase of 64.9 per cent over the same period last year. There was a HK$202 million reduction in profit from disposal of long-term equity securities. Profit on disposal of fixed assets, however, rose by HK$428 million to HK$448 million, mainly from the disposal of a commercial building situated in Central in Hong Kong.

Tax expenses


Taxation in the consolidated income statement represents:


                               Half-year          Half-year        Half-year
                                   ended              ended            ended
Figures in HK$m                  30Jun06            30Jun05          31Dec05

Current tax
Tax for the period                 1,378                789              724

Deferred tax
Origination and reversal
  of temporary differences          (176)               135              147

Total tax expenses                 1,202                924              871


The current tax provision is based on the estimated assessable profit for the first half of 2006, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 17.5 per cent (the same rate as in 2005). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also recorded within reserves. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

Earnings per share

The calculation of earnings per share for the first half of 2006 is based on earnings of HK$6,190 million (HK$6,045 million for the first half of 2005) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first half of 2005).


Dividends per share



                  Half-year ended      Half-year ended       Half-year ended
                          30Jun06              30Jun05               31Dec05
                   HK$       HK$m        HK$     HK$m          HK$      HK$m
             per share             per share             per share

First interim     1.10      2,103       1.10    2,103            -         -
Second interim    1.10      2,103       1.10    2,103            -         -
Third interim        -          -          -        -         1.10     2,103
Fourth interim       -          -          -        -         1.90     3,633
                  2.20      4,206       2.20    4,206         3.00     5,736


Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.
Pre-tax profit contributed by the customer groups for the periods as indicated is set out in the table below. More customer group analysis and discussions are set out in the 'Customer group performance' section on pages 7 to 12.


                        Personal                                                                   Inter-
                       Financial      Commercial     Corporate                                    segment
Figures in HK$m         Services         Banking       Banking          Treasury      Other   elimination        Total

Half-year ended 30Jun06

Profit before tax          3,897           1,096           271               506      1,743             -        7,513
Share of pre-tax
  profit                    51.9%           14.6%          3.6%              6.7%      23.2%            -        100.0%

Half-year ended 30Jun05

Profit before tax          3,970             437           171               784      1,700             -        7,062
Share of pre-tax
  profit                    56.2%            6.2%          2.4%             11.1%      24.1%            -        100.0%

Half-year ended 31Dec05

Profit before tax          3,716             641           336               288      1,315             -        6,296
Share of pre-tax
  profit                    59.0%           10.2%          5.3%              4.6%      20.9%            -        100.0%


(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.


                                                     Mainland
Figures in HK$m                 Hong Kong Americas  and other       Total

Half-year ended 30Jun06

Total operating income             11,666      573        157      12,396
Profit before tax                   6,668      558        287       7,513
Capital expenditure incurred          130        -         12         142

At 30Jun06

Total assets                      539,776   63,216     25,297     628,289
Total liabilities                 567,193    6,782      9,316     583,291
Contingent liabilities and
  commitments                     146,988        -      9,197     156,185

Half-year ended 30Jun05

Total operating income              9,441      962         96      10,499
Profit before tax                   5,877      947        238       7,062
Capital expenditure incurred           81        -         16          97

At 30Jun05

Total assets                      487,581   64,811     19,841     572,233
Total liabilities                 512,998   10,095      6,709     529,802
Contingent liabilities
  and commitments                 138,219        -      3,429     141,648

                                                     Mainland
Figures in HK$m                 Hong Kong Americas  and other       Total

Half-year ended 31Dec05

Total operating income             11,936      682        129      12,747
Profit before tax                   5,376      667        253       6,296
Capital expenditure incurred          125        -          9         134

At 31Dec05

Total assets                      497,406   60,845     22,569     580,820
Total liabilities                 520,260    9,395      7,435     537,090
Contingent liabilities
  and commitments                 137,536        -      3,973     141,509


Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as 'Repayable on demand'.


                                      Three
                                     months          Three             One
                    Repayable       or less         months            year          Over
                           on       but not             to              to          five
Figures in HK$m     on demand     on demand       one year       five year         years        Undated        Total

Assets
Cash and balances
  with banks and
  other financial
  institutions         13,763             -              -               -             -              -       13,763
Placings with
  and advances to
  banks and other
  financial
  institutions          9,146        69,689          3,628             100             -              -       82,563
Trading assets         14,543             -              -               -             -              -       14,543
Financial assets
  designated at
  fair value                -            41            298           1,460         2,679          1,951        6,429
Derivative
  financial
  instruments           1,631            30             71             277           152              -        2,161
Advances to
  customers            14,922        29,248         38,550          88,183        95,602              -      266,505
Financial
  investments              58        22,001         36,506         138,026        14,013          1,351      211,955
Investments
  in associates             -             -              -               -             -          3,267        3,267
Investment
  properties                -             -              -               -             -          3,161        3,161
Premises, plant
  and equipment             -             -              -               -             -          6,553        6,553
Interest in
leasehold land
  held for own
  use under
  operating lease           -             -              -               -             -            587          587
Intangible assets           -             -              -               -             -          1,857        1,857
Other assets            5,180         7,398          1,001             418             4            944       14,945

At 30Jun06             59,243       128,407         80,054         228,464       112,450         19,671      628,289

At 30Jun05             40,599       111,720         76,324         222,444       102,633         18,513      572,233

At 31Dec05             57,790        97,970         74,642         220,176       110,087         20,155      580,820

                                      Three
                                     months          Three             One
                    Repayable       or less         months            year          Over
                           on       but not             to              to          five
Figures in HK$m     on demand     on demand       one year       five year         years        Undated        Total


Liabilities
Current, savings
  and other
  deposit accounts    250,973       188,149          8,042             933             -              -      448,097
Deposits from banks     9,999        11,764            368               -             -              -       22,131
Trading liabilities    61,630             -              -               -             -              -       61,630
Financial
  liabilities
  designated at
  fair value                -             -              -               -           995            (45)         950
Derivative
  financial
  instruments           1,733            21            197             303             2              -        2,256
Certificates
  of deposit and
  other debt
  securities in
  issue                     -            79            755           7,478             -              -        8,312
Other liabilities       5,231         4,554            571              42           106            317       10,821
Liabilities to
  customers under
  investment
  contracts                -             -               -               -             -            544          544
Liabilities to
  customers under
  insurance
  contracts                -             -               -               -             -         18,877       18,877
Deferred tax
and current tax
  liabilities              1             8           1,411               -             -          1,248        2,668
Subordinated
  liabilities              -             -               -               -         7,005              -        7,005
At 30Jun06           329,567       204,575          11,344           8,756         8,108         20,941      583,291

At 30Jun05           273,285       213,445          13,321          12,571         3,518         13,662      529,802

At 31Dec05           289,758       207,494           8,478           9,148         4,690         17,522      537,090



Cash and balances with banks and other financial institutions



Figures in HK$m         At 30Jun06    At 30Jun05          At 31Dec05

Cash in hand                 5,229         4,172               4,772
Balances with central
  banks                        323           405                 303
Balances with banks
  and other financial
  institutions               8,211         3,239               4,126
                            13,763         7,816               9,201


Placings with and advances to banks and other financial institutions


Figures in HK$m                  At 30Jun06    At 30Jun05      At 31Dec05

Placings with and advances
  to banks and other
  financial institutions
  maturing within one month          61,425        43,150          54,338
Placings with and advances
  to banks and other
  financial institutions
  maturing after one month           21,138        22,832          14,948
                                     82,563        65,982          69,286

Trading assets

Figures in HK$m                  At 30Jun06    At 30Jun05      At 31Dec05

Treasury bills                        7,966         1,843           2,594
Certificates of deposit                 294         1,017             538
Other debt securities                 6,269        10,920           9,440
Debt securities                      14,529        13,780          12,572
Equity shares                            14            32              28
                                     14,543        13,812          12,600

Debt securities:
- listed in Hong Kong                   874           908             767
- listed outside Hong Kong              164             -               -
                                      1,038           908             767
- unlisted                           13,491        12,872          11,805
                                     14,529        13,780          12,572
Equity shares:
- listed in Hong Kong                    14            14              17
- unlisted                                -            18              11
                                         14            32              28
                                     14,543        13,812          12,600

Debt securities:
Issued by public bodies:
- central governments and
  central banks                      10,188         4,679           5,625
- other public sector entities        1,163         1,491           1,489
                                     11,351         6,170           7,114
Issued by other bodies:
- banks and other financial
  institutions                        1,945         4,281           2,836
- corporate entities                  1,233         3,329           2,622
                                      3,178         7,610           5,458
Equity shares:
Issued by corporate entities             14            32              28
                                     14,543        13,812          12,600



Financial assets designated at fair value


Figures in HK$m                   At 30Jun06       At 30Jun05       At 31Dec05

Certificates of deposit                  234              190              194
Other debt securities                  3,906            2,392            4,075
Debt securities                        4,140            2,582            4,269
Equity shares                          2,289            1,161            1,758
                                       6,429            3,743            6,027

Debt securities:
- listed in Hong Kong                    101              106              100
- listed outside Hong Kong                30               20               22
                                         131              126              122
- unlisted                             4,009            2,456            4,147
                                       4,140            2,582            4,269
Equity shares:
- listed in Hong Kong                    918              576              732
- listed outside Hong Kong             1,069              538              979
                                       1,987            1,114            1,711
- unlisted                               302               47               47
                                       2,289            1,161            1,758
                                       6,429            3,743            6,027

Debt securities:
Issued by public bodies:
- central governments and
  central banks                          846              875              865
- other public sector
  entities                               287              420              295
                                       1,133            1,295            1,160
Issued by other bodies:
- banks and other
  financial institutions               2,888            1,140            2,937
- corporate entities                     119              147              172
                                       3,007            1,287            3,109
Equity shares:
Issued by corporate
  entities                             2,289            1,161            1,758
                                       6,429            3,743            6,027

Financial assets are designated at fair value, usually together with the related liabilities or derivative financial instruments, primarily for the purpose of eliminating or significantly reducing the accounting mismatch. The figures also include those financial assets of the life insurance funds designated at fair value for backing policyholder liabilities.



Advances to customers


Figures in HK$m               At 30Jun06       At 30Jun05        At 31Dec05

Gross advances to customers      267,393          261,713           261,714

Loan impairment allowances:
- individually assessed             (377)            (733)             (524)
- collectively assessed             (511)            (468)             (510)
                                 266,505          260,512           260,680

Included in advances to
customers are:
- trade bills                      3,577            3,015             3,024
- loan impairment allowances         (15)             (12)              (14)
                                   3,562            3,003             3,010

Loan impairment allowances against advances to customers

                             Individually      Collectively
Figures in HK$m                  assessed          assessed        Total

At 01Jan06                            524               510        1,034
Amounts written off                  (119)              (81)        (200)
Recoveries of advances
  written off in
  previous years                       15                19           34
New impairment allowances
  charged to income
  statement                            83                82          165
Impairment allowances
  released to
  income statement                   (112)              (19)        (131)
Unwind of discount of
  loan impairment
  allowances                          (14)                -          (14)
At30Jun06                             377               511          888

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

                             At 30Jun06       At 30Jun05       At 31Dec05
                                      %                %                %

Loan impairment
  allowances
- individually assessed            0.14             0.28             0.20
- collectively assessed            0.19             0.18             0.19
Total loan impairment              0.33             0.46             0.39
  allowances


Total loan impairment allowances as a percentage of gross advances to customers stood at 0.33 per cent at 30 June 2006, compared with 0.39 per cent at the previous year-end. Individually assessed allowances as a percentage of gross advances fell to 0.14 per cent, reflecting recoveries from doubtful accounts and writing off of irrecoverable balances against impairment allowances.


Impaired advances and allowances


Figures in HK$m                    At 30Jun06        At 30Jun05       At 31Dec05

Gross impaired advances                 1,209             1,946            1,433
Individually assessed allowances         (377)             (760)            (558)
Net impaired advances                     832             1,186              875

Individually assessed allowances
  as a percentage of
  gross impaired advances                31.2%             39.1%            38.9%

Gross impaired advances as a
  percentage of gross advances
  to customers                            0.4%              0.7%             0.5%



Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Gross impaired advances as a percentage of gross advances to customers stood at
0.4 per cent and 0.5 per cent at 30 June 2006 and 31 December 2005 respectively. Gross impaired advances were HK$1,209 million, 15.6 per cent lower than at the last year-end, mainly due to the recovery and upgrading of certain commercial banking accounts.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:


                              At 30Jun06         At 30Jun05           At 31Dec05
                           HK$m        %      HK$m        %       HK$m         %

Gross advances to
  customers that have
  been overdue with
  respect to either
  principal or interest
  for periods of:
- six months or less
  but over three months     538      0.2       500      0.2        482       0.2
- one year or less
  but over six months       337      0.1       224      0.1        211       0.1
- over one year             149      0.1       423      0.1        169         -
                          1,024      0.4     1,147      0.4        862       0.3


Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances increased by HK$162 million to HK$1,024 million at 30 June 2006, representing 0.4 per cent of gross advances to customers. The increase was attributable to residential mortgage and commercial banking accounts.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:


                              At 30Jun06       At 30Jun05        At 31Dec05
                          HK$m         %   HK$m         %   HK$m          %

Rescheduled advances
  to customers             349       0.1    357       0.1    361        0.1


Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to twelve months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers (page 43).

Rescheduled advances fell by HK$12 million, or 3.3 per cent, to HK$349 million at 30 June 2006, representing only 0.1 per cent of gross advances to customers.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty. At 30 June 2006, over 90 per cent of the group's advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong (unchanged from the positions at 30 June 2005 and 31 December 2005).

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA') is as follows:

Figures in HK$m                  At 30Jun06        At 30Jun05       At 31Dec05

Gross advances to customers
  for use in Hong Kong

Industrial, commercial and
  financial sectors
Property development                 15,728            15,048           16,446
Property investment                  47,617            41,986           45,964
Financial concerns                    2,108             4,399              968
Stockbrokers                            288               298              221
Wholesale and retail trade            5,972             5,244            5,562
Manufacturing                         6,894             6,305            6,429
Transport and transport equipment    11,578            12,080           11,919
Other                                20,615            25,000           22,960
                                    110,800           110,360          110,469
Individuals
Advances for the purchase of
  flats under the Government
  Home Ownership Scheme, Private
  Sector Participation Scheme and
  Tenants Purchase Scheme            21,377            24,713           22,879
Advances for the purchase of
  other residential properties       82,778            81,545           81,318
Credit card advances                  7,585             6,583            7,735
Other                                 8,058             7,385            7,563
                                    119,798           120,226          119,495
Total gross advances for
  use in Hong Kong                  230,598           230,586          229,964
Trade finance                        18,968            16,910           15,874
Gross advances for use
  outside Hong Kong                  17,827            14,217           15,876
Gross advances to customers         267,393           261,713          261,714


Gross advances to customers rose by 2.2 per cent, compared with the previous year-end.

During the first half of 2006, lending to the property investment sector, financial concerns sector (including investment companies) and stockbrokers recorded satisfactory growth, benefiting from the buoyant investment market. The encouraging 9.9 per cent loan growth recorded by CMB was the result of 19.5 per cent rise in trade finance, a 7.4 per cent increase in lending to the wholesale and retail trade, and 7.2 per cent growth in manufacturing sector loans. Falls in lending to the property development and 'Other' sectors, which include conglomerate enterprises, reflect repayments by large corporate customers, and are in line with the bank's strategy to diversify its loan portfolio.

Excluding the fall in mortgages under the suspended Government Home Ownership Scheme, lending to individuals grew by HK$1,805 million, or 1.9 per cent. Residential mortgages rose by 1.8 per cent and gained market share amid intensely competitive conditions. Personal loans (reported under the 'Other' category) rose by 16.8 per cent, reflecting PFS's continued efforts to expand its consumer finance business. Card advances fell by 1.9 per cent, due to the repayment of tax bill payment balances at the previous year-end. Year on year, card advances rose by 15.2 per cent.

Loans for use outside Hong Kong increased by HK$1,951 million, or 12.3 per cent, over the previous year-end, reflecting the 21.7 per cent expansion of lending by mainland China branches to reach HK$12,783 million at 30 June 2006. Encouraging growth was recorded for both foreign currency and renminbi lending to CIB and CMB customers and residential mortgages.


Financial investments


Figures in HK$m                   At 30Jun06     At 30Jun05        At 31Dec05

Available-for-sale at fair value
- debt securities                    197,934        183,030          177,813
- equity shares                        1,656          1,560            1,360
Held-to-maturity debt securities
  at amortised cost                   12,365          8,361           10,731
                                     211,955        192,951          189,904

Fair value of held-to-maturity
  debt securities                     11,853          8,818           10,778

Treasury bills                            78          4,604            4,816
Certificates of deposit               25,572         31,738           27,048
Other debt securities                184,649        155,049          156,680
Debt securities                      210,299        191,391          188,544
Equity shares                          1,656          1,560            1,360
                                     211,955        192,951          189,904
Debt securities:
- listed in Hong Kong                  2,999          5,147            3,008
- listed outside Hong Kong             1,898          1,676            1,947
                                       4,897          6,823            4,955
- unlisted                           205,402        184,568          183,589
                                     210,299        191,391          188,544
Equity shares:
- listed in Hong Kong                  1,214            678            1,049
- listed outside Hong Kong               220            132              186
                                       1,434            810            1,235
- unlisted                               222            750              125
                                       1,656          1,560            1,360
                                     211,955        192,951          189,904

Fair value of listed financial
  investments                          6,305          7,675            6,209

Debt securities:
Issued by public bodies:
- central governments and central
  banks                               10,306         19,603           15,981
- other public sector entities         7,892         10,753            8,667
                                      18,198         30,356           24,648
Issued by other bodies:
- banks and other financial
  institutions                       176,785        145,843          149,557
- corporate entities                  15,316         15,192           14,339
                                     192,101        161,035          163,896
Equity shares:
Issued by corporate entities           1,656          1,560            1,360
                                     211,955        192,951          189,904


Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from change in fair value recognised through equity reserves.

Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Amounts due from/to immediate holding company and fellow subsidiary companies

At balance sheet dates, the amounts due from/to the bank's immediate holding company and fellow subsidiary companies, included in the assets and liabilities balances of the consolidated balance sheet, are analysed as follows:


Figures in HK$m                 At 30Jun06       At 30Jun05     At 31Dec05

Amounts due from:
Cash and balances with banks
  and other financial
  institutions                       5,036            1,013            718
Placings with and advances to
  banks and other financial
  institutions                       2,067            4,619          3,495
Trading assets                           -               50             50
Financial assets designated
  at fair value                      2,202              155          2,299
Derivative financial instruments       231              193            145
Financial investments                1,036            1,236          1,135
Other assets                            45               35             29
                                    10,617            7,301          7,871

Amounts due to:
Customer accounts                      157              136            167
Deposits from banks                  2,780            9,946          5,136
Derivative financial instruments       663              468            488
Subordinated liabilities             2,019                -          2,016
Other liabilities                      294              302            361
                                     5,913           10,852          8,168

Investments in associates

Figures in HK$m                 At 30Jun06       At 30Jun05     At 31Dec05

Share of net assets                  2,945            2,138          2,611
Goodwill                               322              311            318
                                     3,267            2,449          2,929

Intangible assets

Figures in HK$m                 At 30Jun06       At 30Jun05     At 31Dec05

Value of in-force long-term
  assurance business                 1,750            1,409          1,565
Internal developed software             93                -             56
Other intangible assets                 14               17             15
                                     1,857            1,426          1,636

Other assets

Figures in HK$m                 At 30Jun06       At 30Jun05     At 31Dec05

Items in the course of
  collection from other banks        4,652            3,858          8,068
Prepayments and accrued income       4,045            2,727          3,016
Deferred tax assets                      1                7              9
Non current assets held for sale       232              237            216
Acceptances and endorsements^        2,701            2,514          2,371
Other accounts                       3,314            1,574          1,545
                                    14,945           10,917         15,225


^In accordance with Hong Kong Accounting Standard 39: 'Financial Instruments:
Recognition and Measurement' ('HKAS 39'), acceptances and endorsements are recognised on the balance sheet in 'Other assets' and 'Other liabilities'.


Current, savings and other deposit accounts


Figures in HK$m                 At 30Jun06       At 30Jun05     At 31Dec05

Current, savings and other
  deposit accounts:
- as per consolidated balance
  sheet                            448,097          430,395        430,995
- structured deposits reported
  as trading liabilities            33,414            7,475         24,422
                                   481,511          437,870        455,417
By type:
- demand and current accounts       26,579           29,583         27,248
- savings accounts                 195,488          212,344        188,839
- time and other deposits          259,444          195,943        239,330
                                   481,511          437,870        455,417

Certificates of deposit and other debt securities in issue

Figures in HK$m                 At 30Jun06       At 30Jun05     At 31Dec05

Certificates of deposit and
  other debt securities in
  issue:
- as per consolidated balance
  sheet                              8,312           11,158         10,023
- structured certificates of
  deposit and other debt
  securities in issue reported
  as trading liabilities            15,056            9,836         13,616
                                    23,368           20,994         23,639

By type:
- certificates of deposit in
  issue                             19,893           20,839         22,525
- other debt securities in issue     3,475              155          1,114
                                    23,368           20,994         23,639


Customer deposits and certificates and other debt securities in issue rose by
5.4 per cent to HK$504.9 billion. This included 27.4 per cent growth in structured deposits, structured certificates of deposit and other debt securities in issue, reflecting strong customer demand for yield enhancement investment and deposit products. Deposits of mainland China branches grew by
11.2 per cent during the first half of 2006.


Trading liabilities


Figures in HK$m                At 30Jun06       At 30Jun05       At 31Dec05

Structured certificates of
  deposit and other debt
  securities in issue              15,056            9,836           13,616
Structured deposits                33,414            7,475           24,422
Short positions in securities      13,160            7,047            7,766
                                   61,630           24,358           45,804

Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which was managed in the trading book.

Other liabilities

Figures in HK$m                At 30Jun06       At 30Jun05       At 31Dec05

Items in the course of
  transmission to other banks       5,022            5,629            6,517
Accruals                            1,864            1,124            1,653
Acceptances and endorsements^       2,701            2,514            2,371
Other                               1,234            1,113            3,597
                                   10,821           10,380           14,138


^In accordance with HKAS 39, acceptances and endorsements are recognised on the balance sheet in 'Other assets' and 'Other liabilities'.


Subordinated liabilities


Figures in HK$m                              At 30Jun06    At 30Jun05     At 31Dec05

Nominal value         Description

Amount owed to third parties

HK$1,500 million      Callable floating rate
                      subordinated notes
                      due June 2015               1,491         1,496          1,495

HK$1,000 million      4.125 per cent callable
                      fixed rate subordinated
                      notes due June 2015           950           995            967

US$450 million        Callable floating rate
                      subordinated notes
                      due July 2016               3,495             -              -

Amount owed to HSBC Group undertakings

US$260 million        Callable floating rate
                      subordinated loan debt
                      due December 2015           2,019             -          2,016
                                                  7,955         2,491          4,478

Representing:
- measured at amortised cost                      7,005         1,496          3,511
- designated at fair value                          950           995            967
                                                  7,955         2,491          4,478

In June 2006, the bank contracted to issue floating-rate subordinated notes amounting to US$450 million that mature in July 2016 with a one-time call option exercisable by the bank in July 2011. The notes were issued at the price of
99.869 per cent, bearing interest at the rate of three-month dollar LIBOR plus
0.30 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month dollar LIBOR plus 0.80 per cent payable quarterly. The notes, which qualify as tier 2 capital, serve to maintain a more balanced capital structure and support business growth.


Shareholders' funds


Figures in HK$m              At 30Jun06        At 30Jun05         At 31Dec05

Share capital                     9,559             9,559              9,559
Retained profits                 28,627            26,222             26,052
Premises revaluation reserve      3,522             3,387              3,543
Cash flow hedges reserve           (532)             (256)              (483)
Available-for-sale investment
  reserve                            37               294                (17)
Capital redemption reserve           99                99                 99
Other reserves                      303                92                185
Total reserves                   32,056            29,838             29,379
                                 41,615            39,397             38,938
Proposed dividends                2,103             2,103              3,633
Shareholders' funds              43,718            41,500             42,571

Return on average
  shareholders' funds              29.0%             29.7%              25.2%


Save for the contracted issuance of subordinated notes of US$450 million, there was no purchase, sale or redemption of the group's listed securities by the bank or any of its subsidiaries during the six months ended 30 June 2006.

Shareholders' funds (excluding proposed dividends) rose by HK$2,677 million, or
6.9 per cent, to HK$41,615 million at 30 June 2006, mainly due to the growth in retained profits, which include the realisation of property revaluation reserves on properties disposed of during the first half of 2006, and surplus on property revaluation.

The return on average shareholders' funds was 29.0 per cent, compared with 29.7 per cent and 25.2 per cent for the first and second halves of 2005 respectively.


Capital resources management

Analysis of capital base and risk-weighted assets


Figures in HK$m              At 30Jun06         At 30Jun05         At 31Dec05

Capital base
Tier 1 capital
- Share capital                   9,559              9,559              9,559
- Retained profits               25,002             21,829             21,439
- Classified as regulatory
  reserve                          (511)              (468)              (510)
- Capital redemption reserve         99                 99                 99
- Less: goodwill                   (322)              (311)              (318)
- Total                          33,827             30,708             30,269
Tier 2 capital
- Property revaluation reserve    4,443              4,710              5,114
- Available-for-sale investment
  and equity revaluation reserve     24                350                 (5)
- Collective impairment allowances  511                468                510
- Regulatory reserve                511                468                510
- Term subordinated debt          7,955              2,491              4,479
- Total                          13,444              8,487             10,608
Unconsolidated investments and
  other deductions               (3,779)            (2,871)            (3,444)
Total capital base after
  deductions                     43,492             36,324             37,433

Risk-weighted assets
On-balance sheet                290,447            276,339            277,617
Off-balance sheet                14,962             17,698             14,739
Total risk-weighted assets      305,409            294,037            292,356
Total risk-weighted assets
  adjusted for market risk      306,668            292,331            291,570

Capital adequacy ratios
After adjusting for market risk
- Tier 1^                          11.0%              10.5%              10.4%
- Total^                           14.2%              12.4%              12.8%

Before adjusting for market risk
- Tier 1                           11.1%              10.4%              10.4%
- Total                            14.2%              12.4%              12.8%



^The capital ratios take into account market risks in accordance with the relevant HKMA guideline under the Supervisory Policy Manual.

In accordance with the HKMA guideline 'Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting', the group has earmarked a 'regulatory reserve' from retained profits. This regulatory reserve is included as tier 2 capital together with the group's collective impairment allowances.

The total capital ratio rose by 1.4 percentage points to 14.2 per cent at 30 June 2006, compared with 12.8 per cent at 31 December 2005. The tier 1 ratio increased from 10.4 per cent to 11.0 per cent. The capital base increased by HK$6,059 million to HK$43,492 million, mainly due to the increase in retained profits (including the realisation of property revaluation reserves on disposed properties) and the issue of US$450 million subordinated notes, which qualify as tier 2 capital. Risk-weighted assets adjusted for market risk grew by 5.2 per cent, attributable to the increase in advances to customers and financial investments.

Liquidity ratio

The average liquidity ratio for the period, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:


                         Half-year ended     Half-year ended     Half-year ended
                                 30Jun06             30Jun05             31Dec05

The bank and its major
  banking subsidiaries              50.9%               43.6%               46.6%


Reconciliation of cash flow statement


(a) Reconciliation of operating profit to net cash flow from operating activities


                                                    Half-year             Half-year
                                                        ended                 ended
Figures in HK$m                                       30Jun06               30Jun05

Operating profit                                        6,353                 5,632
Net interest income                                    (6,375)               (5,264)
Dividend income                                           (31)                  (37)
Loan impairment charges and other
  credit risk provisions                                   34                   302
Depreciation                                              150                   135
Amortisation of intangible assets                           4                     4
Amortisation of available-for-sale investments           (222)                    7
Amortisation of held-to-maturity debt securities            -                     1
Advances written off net of recoveries                   (166)                 (112)
Interest received                                      10,530                 5,091
Interest paid                                          (6,609)               (2,537)
Operating profit before changes in
  working capital                                       3,668                 3,222
Change in treasury bills and certificates of
  deposit with original maturity more than three
  months                                                4,505                 1,277
Change in placings with and advances to banks
  maturing after one month                             (6,190)               (5,350)
Change in trading assets                                4,831                 3,132
Change in financial assets designated at
  fair value                                               78                   299
Change in derivative financial instruments                 18                  (167)
Change in advances to customers                        (5,693)               (8,856)
Change in other assets                                 (2,271)                 (171)
Change in current, savings and other
  deposit accounts                                     17,102                (9,789)
Change in deposits from banks                          10,080                22,804
Change in trading liabilities                          15,826                 7,817
Change in certificates of deposit and
  other debt securities in issue                       (1,711)               (1,454)
Change in other liabilities                              (600)                 (731)
Change in liabilities to customers under
  insurance contract                                       10                     -
Change in financial liabilities designated
  at fair value                                           (17)                   (1)
Elimination of exchange differences
  and other non-cash items                             (1,149)               (1,094)
Cash generated from operating activities               38,487                10,938
Taxation paid                                            (407)                 (222)
Net cash inflow from operating activities              38,080                10,716


(b) Analysis of the balances of cash and cash equivalents



Figures in HK$m                                 At 30Jun06          At 30Jun05

Cash and balances with banks and
  other financial institutions                      13,763               7,816
Placings with and advances to banks and
  other financial institutions maturing
  within one month                                  59,056              41,614
Treasury bills                                       6,852               1,033
Certificates of deposit                              1,191                   2
                                                    80,862              50,465



Contingent liabilities, commitments and derivatives


                                                           Credit          Risk-
                                          Contract     equivalent       weighted
Figures in HK$m                             amount         amount         amount

At 30Jun06

Contingent liabilities:
Guarantees                                   3,604          3,364          3,172

Commitments:
Documentary credits and short-term
  trade-related transactions                 8,820          1,770          1,755
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                           124,080              -              -
- one year and over                         19,454          9,727          8,953
Other                                          227            227            227
                                           152,581         11,724         10,935

Exchange rate contracts:
Spot and forward foreign exchange          253,985          2,404            526
Other exchange rate contracts               49,693            414             97
                                           303,678          2,818            623

Interest rate contracts:
Interest rate swaps                        155,362          1,627            340
Other interest rate contracts                4,220             10              2
                                           159,582          1,637            342

Other derivative contracts                   4,916            267             65

                                                          Credit          Risk-
                                         Contract     equivalent       weighted
Figures in HK$m                            amount         amount         amount

At 30Jun05

Contingent liabilities:
Guarantees                                  6,266          6,035          3,336

Commitments:
Documentary credits and short-term
  trade-related transactions                8,845          1,782          1,764
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                          100,918              -              -
- one year and over                        25,593         12,796         11,770
Other                                          26             26             26
                                          135,382         14,604         13,560

Exchange rate contracts:
Spot and forward foreign exchange         131,827          1,346            341
Other exchange rate contracts              31,916            382            118
                                          163,743          1,728            459

Interest rate contracts:
Interest rate swaps                       169,762          1,476            406
Other interest rate contracts               1,669              8              3
                                          171,431          1,484            409

Other derivative contracts                    311             17              9

                                                           Credit          Risk-
                                          Contract     equivalent       weighted
Figures in HK$m                             amount         amount         amount

At 31Dec05

Contingent liabilities:
Guarantees                                   4,133          3,907          3,131

Commitments:
Documentary credits and short-term
  trade-related transactions                 7,402          1,480          1,480
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                           109,369              -              -
- one year and over                         20,385         10,193          9,158
Other                                          220            220            220
                                           137,376         11,893         10,858

Exchange rate contracts:
Spot and forward foreign exchange          188,088          1,426            333
Other exchange rate contracts               15,176            193             48
                                           203,264          1,619            381

Interest rate contracts:
Interest rate swaps                        161,083          1,472            308
Other interest rate contracts                4,255             20              4
                                           165,338          1,492            312

Other derivative contracts                   1,194             86             17


The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance ('the Third Schedule') on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

In accordance with the Third Schedule, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

In accordance with HKAS 39, acceptances and endorsements are recognised on the balance sheet in 'Other assets' and 'Other liabilities'. These acceptances and endorsements are included in the capital adequacy calculation as contingencies in accordance with the Third Schedule.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive marked-to-market values and the potential future credit exposure in accordance with the Third Schedule.

Derivative financial instruments are held for trading, as financial instruments designated at fair value, or designated as either fair value hedge or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities of each class of derivatives.


                              At 30Jun06                At 30Jun05                  At 31Dec05

                       Trading/                   Trading/                   Trading/
                     designated                 designated                 designated
Figures in HK$m   at fair value     Hedging  at fair value     Hedging  at fair value     Hedging


Contract amounts:
Interest rate
  contracts             107,608      51,974        103,968      67,463        102,233      63,105
Exchange rate
  contracts             303,678           -        163,743           -        203,264           -
Other derivative
  contracts               4,916           -            311           -          1,194           -
                        416,202      51,974        268,002      67,463        306,691      63,105

Derivative assets:
Interest rate
  contracts                 688         480            675         223            481         454
Exchange rate
  contracts                 983           -            647           -            776           -
Other derivative
  contracts                  10           -              7           -              4           -
                          1,681         480          1,329         223          1,261         454

Derivative liabilities:
Interest rate
  contracts                 999         507            847         591            998         457
Exchange rate
  contracts                 578           -            412           -            310           -
Other derivative
  contracts                 172           -              7           -             27           -
                          1,749         507          1,266         591          1,335         457


The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Cross-border claims

Cross-border claims include receivables and loans and advances, and balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments, as well as accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims are shown as follows:


                                     Banks       Sovereign
                                   & other        & public
                                 financial          sector
Figures in HK$m               institutions        entities         Other          Total

At 30Jun06

Asia-Pacific excluding Hong
  Kong:
- Australia                         31,760             146           526         32,432
- Other                             42,580           1,402         7,144         51,126
                                    74,340           1,548         7,670         83,558
The Americas:
- Canada                            18,902           3,628         2,775         25,305
- Other                             21,351           2,602         9,029         32,982
                                    40,253           6,230        11,804         58,287
Western Europe:
- United Kingdom                    31,828               -         9,356         41,184
- Other                             89,253             450         5,555         95,258
                                   121,081             450        14,911        136,442

At 30Jun05

Asia-Pacific excluding Hong
  Kong:
- Australia                         25,194              61           954         26,209
- Other                             27,760           1,600         6,197         35,557
                                    52,954           1,661         7,151         61,766
The Americas:
- Canada                            19,011           4,599         1,571         25,181
- Other                             13,396           2,601        10,882         26,879
                                    32,407           7,200        12,453         52,060
Western Europe:
- United Kingdom                    25,206              15         6,897         32,118
- Other                             79,498           2,577         6,757         88,832
                                   104,704           2,592        13,654        120,950

                                        Banks     Sovereign
                                      & other      & public
                                    financial        sector
Figures in HK$m                  institutions      entities        Other         Total

At 31Dec05

Asia-Pacific excluding Hong
  Kong:
- Australia                            23,961           144          712        24,817
- Other                                38,140         1,447        6,882        46,469
                                       62,101         1,591        7,594        71,286
The Americas:
- Canada                               16,229         3,976        1,677        21,882
- Other                                13,182         2,460       10,712        26,354
                                       29,411         6,436       12,389        48,236
Western Europe:
- United Kingdom                       23,008             -        7,842        30,850
- Other                                81,089         1,430        6,207        88,726
                                      104,097         1,430       14,049       119,576


Additional information

1. Accounting policies

The accounting policies applied in preparing this news release are the same as those applied in preparing the financial statements for the year ended 31 December 2005, as disclosed in the Annual Report and Financial Statements for 2005 except for the following:

Amendments to Hong Kong Accounting Standard 39 ('HKAS 39') and Hong Kong Financial Reporting Standard 4 'Financial Instruments: Recognition and Measurement and Insurance Contracts - Financial Guarantee Contracts'

In prior years, financial guarantee contracts were accounted for under HKAS 37 'Provisions, Contingent Liabilities and Contingent Assets' as contingent liabilities and were disclosed as off-balance sheet items.

With effect from 1 January 2006 and in accordance with the above amendments, financial guarantee contracts issued are recognised as financial liabilities and reported under 'Other liabilities'. Financial guarantees are recognised initially at fair value and subsequently measured as the higher of (a) the amount as provisions determined in accordance with HKAS 37; and (b) the amount initially recognised less cumulative amortisation.

Financial liabilities recorded under 'Other liabilities' at 30 June 2006 amounted to HK$4 million. No restatement of comparative figures was made as the amounts were immaterial.

2. Statement of compliance

This news release has been prepared in accordance with Hong Kong Accounting Standard ('HKAS') 34 'Interim Financial Reporting'. It also complies with the module on 'Interim Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ('HKMA').

3. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2005, which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 6 March 2006.

4. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

5. Property revaluation

A revaluation of Hang Seng's premises and investment properties in Hong Kong was performed in June 2006 to reflect property market movements in the first half of 2006. The group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for group premises amounted to HK$582 million, of which HK$13 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$569 million was credited to the property revaluation reserve. Revaluation gains on investment properties of HK$305 million were recognised through the income statement in accordance with HKAS 40. The related deferred tax provisions for group premises and investment properties were HK$102 million and HK$53 million respectively.

6. Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses for the group. The group's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors and delegated to the Treasurer who will allocate the limits to the individual traders. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk ('VAR') limits at a portfolio level.

The group adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique that estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. In line with the HSBC Group, Hang Seng's VAR calculation is predominantly based on historical simulation ('HS') effective 3 May 2005. Prior to May 2005, VAR calculation was predominantly based on variance/co-variance ('VCV'). HS uses scenarios derived from historical market rates, and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the last two years. The assumed holding period is a one-day period, reflecting the way the risk positions are managed. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

The group's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the first halves of 2006 and 2005 are shown in the tables below. The VAR figures for the first half of 2005 are based on four months' VCV and two months' HS.


VAR
                                           Minimum   Maximum   Average
                                            during    during       for
                                               the       the       the
Figures in HK$m               At 30Jun06    period    period    period

VAR for all interest rate
  risk and foreign exchange
  risk                                47        47       119        86
VAR for foreign exchange risk
 (trading)                             5         3        16         6
VAR for interest rate risk
- trading                             15         3        15         7
- non-trading                         51        51       123        91


                                           Minimum   Maximum   Average
                                            during    during       for
                                               the       the       the
Figures in HK$m               At 30Jun05    period    period    period

VAR for all interest rate
  risk and foreign exchange
  risk                               194       123       264       205
VAR for foreign exchange risk
 (trading)                             2         -         3         1
VAR for interest rate risk
- trading                              1         1        21         6
- non-trading                        194       122       261       201


The average daily revenue earned from market risk-related treasury activities for the first half of 2006, including non-trading book net interest income and funding related to trading positions, was HK$5 million (HK$7 million for the first half of 2005). The standard deviation of these daily revenues was HK$3 million (HK$5 million for the first half of 2005).

Interest rate risk arises in both the treasury trading and non-trading portfolio s, which are managed by treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for the first half of 2006 was HK$1 million (HK$5 million for the first half of 2005).

The group's foreign exchange exposures mainly comprise foreign exchange trading by treasury and currency exposures originated from its banking business. The latter are transferred to treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for the first half of 2006 was HK$4 million (HK$2 million for the first half of 2005).

Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in Note 7, are managed by the Asset and Liability Management Committee.

7. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. At 30 June 2006, the US dollar (US$) was the only currency in which the group had a non-structural foreign currency position that exceeded 10 per cent of the total net position in all foreign currencies.



Figures in HK$m                     At 30Jun06                At 30Jun05                At 31Dec05
                               US$         RMB           US$         RMB           US$         RMB
Non-structural position
Spot assets                202,537       8,960       188,701       4,665       193,149       5,955
Spot liabilities          (189,227)     (8,582)     (177,851)     (4,526)     (168,513)     (6,008)
Forward purchases          124,061         570        61,568         384        84,026         439
Forward sales             (129,724)       (827)      (71,173)       (380)     (104,960)       (300)
Net options position            25           -            (4)          -           (77)          -
Net long non-structural
  position                   7,672         121         1,241         143         3,625          86


At 30 June 2006, the group's major structural foreign currency positions were US dollar and renminbi.


                                 At 30Jun06                 At 30Jun05                 At 31Dec05
                                       % of                       % of                       % of
                                  total net                  total net                  total net
                                 structural                 structural                 structural
                        HK$m       position       HK$m        position       HK$m        position
Structural positions
US dollar              1,133           33.0      1,037            33.0      1,035            32.5
Renminbi               2,194           63.9      1,997            63.6      2,043            64.1



8. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

9. Register of shareholders

The register of shareholders of Hang Seng Bank will be closed on Wednesday, 23 August 2006, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4 pm on Tuesday, 22 August 2006. The second interim dividend will be payable on Thursday, 31 August 2006 to shareholders on the register of shareholders of the bank on Wednesday, 23 August 2006.


10. Proposed timetable for the remaining 2006 quarterly dividends


                                      Third                           Fourth
                           interim dividend                 interim dividend

Announcement                6 November 2006                     5 March 2007
Book close date            20 December 2006                    20 March 2007
Payment date                 3 January 2007                    30 March 2007


11. News release

Copies of this news release may be obtained from the Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2006 Interim Report and Financial Statements will be available from the same website on Monday, 31 July 2006 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2006 Interim Report and Financial Statements will be sent to shareholders in late August 2006 in accordance with the requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Media enquiries to:

Walter Cheung            Telephone: (852) 2198 4020
Cecilia Ko               Telephone: (852) 2198 4227



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  31 July 2006